EXHIBIT 12.1

Computation of Ratios of Earnings to Fixed Charges

Dollars in millions

	Year Ended December 31,

	2002	2001	2000	1999	1998

Income before cumulative effect of change in accounting principle	$4,619	$5,726	$4,448	$3,912	$3,418
Add:
Provision for taxes	1,429	2,041	1,583	1,514	1,187
Interest expense on all indebtedness	40,287	41,080	37,107	30,601	25,885

Earnings, as adjusted	$46,335	$48,847	$43,138	$36,027	$30,490

Fixed charges:
Interest expense on all indebtedness	$40,287	$41,080	$37,107	$30,601	$25,885

Fixed charges	$40,287	$41,080	$37,107	$30,601	$25,885

Ratio of earnings to fixed charges	1.15	1.19	1.16	1.18	1.18